

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 14, 2005



05006003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
14 Febuary 2005 – (ASX Announcement & Media Release – Welder Ranch Project Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

14 February 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

FURTHER GAS SHOWS IN WELDER RANCH WELL

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

The Vaquero 1 well at Welder Ranch resumed drilling in 8.5 inch hole over the weekend and as of Sunday morning was at a depth of 10,135 feet making good progress toward the next planned casing point at 11,000 feet.

Further gas shows up to 200 units (against a background of 20-30 units) were recorded on mudlogs whilst drilling the interval between 9,735 and 9,745 feet and correspond with a drilling break.

Strong gas shows were also repeated whilst drilling through the previously reported interval between 9,310 and 9,455 feet with maximum gas readings of 850 units. Gas cut mud from this interval was circulated back for 30 minutes.

Once the hole has reached the next planned casing point of 11, 000 feet it should be possible to log the hole to more fully evaluate the above referenced gas shows. Further evaluation of these shows is required prior to inferring any commercial significance.

Once casing is run to 11,000 feet, the forward plan is to drill ahead in 6.5 inch hole to evaluate three deeper objectives between 12,000 and 13,500 feet. These objectives are defined by 3D seismic tied into **three nearby producing wells that are presently producing at an impressive combined rate of 32 million cubic feet of gas per day providing good evidence that the current test well has high impact potential.** AVO amplitude anomalies are very obvious on the seismic data, possibly indicating gas charged reservoir objectives.

The nearby wells are owned and operated by Esenjay Exploration Inc, part of the Santos group of companies. Further information on the Welder Ranch area can also be found in a transcript of an interview conducted during the week with the CEO of US based Dune Energy, Inc, the project originator, at the following link: www.twst.com/ceos/ABA610.htm

The Vaquero #1 well is located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR is participating in a 14,000 foot test of the three objectives within the pressured Middle Wilcox formation that have been independently appraised as having probable recoverable reserves of approximately 39 Billion cubic feet of gas and 1.4 million barrels of oil.

The initial well, the Vaquero #1, is being drilled using Nabors Drilling Land Rig 520 and is being operated by Vaquero Oil and Gas of Houston, Texas. Target depth is anticipated within approximately 20 days.

Additional wells may be required to drain the entire structure. A pipeline is located less than 3,000 feet from the drill site, providing excellent logistics for early sales. Provided the project is successful payout is expected within 6 months.

FAR's participation in the Welder Ranch deep gas prospect is made more attractive by virtue of fact that a 17,000 foot test well is being drilled concurrently by another operator at a location outside (but in close proximity to) the acreage in which FAR is earning an interest. Should that well prove successful, then an adjacent offsetting well would most likely proceed on FAR's adjoining acreage.

Under the terms of the agreement FAR will pay 11.25 percent of the drilling and completion cost of the first well (the Vaquero #1) to earn a 9 percent working interest in all wells drilled within the area of mutual interest. FAR is the only ASX listed entity participating in the project with other interests held by North American entities. The well is estimated to cost US$2.7 million.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 10, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
10 Febuary 2005 – (ASX Announcement & Media Release – Welder Ranch Project Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

10 February 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

WELDER RANCH DRILLING REPORT

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

Intermediate 9 and 5/8 inch casing has been run in the Vaquero 1 well to a total depth of 8,812 feet and the well is preparing to drill ahead in 6 ½ inch hole. Tight hole conditions prevented setting the casing at 9,486 feet as originally planned.

Once the hole has been drilled out below the casing shoe it should be possible to log the open portion of the hole to more fully evaluate the gross interval of approximately 145 feet between 9,310 and 9,455 feet where excellent shows were recorded on mud logs with background gas readings over this interval peaking at 850 units. FAR is waiting on advice from the Operator concerning the forward program.

Very preliminary interpretation suggests these shows correspond with the Wilcox A formation and conform to an amplitude anomaly evident on 3D seismic. Further evaluation of these shows is required prior to inferring any commercial significance.

Three deeper objectives between 12,000 and 13,500 feet remain to be evaluated. These objectives are defined by 3D seismic tied into **three nearby producing wells that are presently producing at an impressive combined rate of 32 million cubic feet of gas per day providing good evidence that the current test well has high impact potential.** AVO amplitude anomalies are very obvious on the seismic data, possibly indicating gas charged reservoir objectives.

The nearby wells are owned and operated by Esenjay Exploration Inc, part of the Santos group of companies. Further information on the Welder Ranch area can also be found in a transcript of an interview conducted during the week with the CEO of US based Dune Energy, Inc, the project originator, at the following link: www.twst.com/ceos/ABA610.htm

The Vaquero #1 well is located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR is participating in a 14,000 foot test of the three objectives within the pressured Middle Wilcox formation that have been independently appraised as having probable recoverable reserves of approximately 39 Billion cubic feet of gas and 1.4 million barrels of oil.

The initial well, the Vaquero #1, is being drilled using Nabors Drilling Land Rig 520 and is being operated by Vaquero Oil and Gas of Houston, Texas. Target depth is anticipated within approximately 20 days.

Additional wells may be required to drain the entire structure. A pipeline is located less than 3,000 feet from the drill site, providing excellent logistics for early sales. Provided the project is successful payout is expected within 6 months.

FAR's participation in the Welder Ranch deep gas prospect is made more attractive by virtue of fact that a 17,000 foot test well is being drilled concurrently by another operator at a location outside (but in close proximity to) the acreage in which FAR is earning an interest. Should that well prove successful, then an adjacent offsetting well would most likely proceed on FAR's adjoining acreage.

Under the terms of the agreement FAR will pay 11.25 percent of the drilling and completion cost of the first well (the Vaquero #1) to earn a 9 percent working interest in all wells drilled within the area of mutual interest. FAR is the only ASX listed entity participating in the project with other interests held by North American entities. The well is estimated to cost US$2.7 million.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 16, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
16 Febuary 2005 – (ASX Announcement & Media Release – Welder Ranch Project Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

16 February 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

PROGRESS REPORT- WELDER RANCH WELL

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

Planned logging of the Vaquero #1 well has been delayed due to heavily gas cut mud entering the wellbore from one or more of the show intervals in the open section of the hole between the last casing point (8,812 feet) and present depth of 11,000 feet. While circulating and conditioning the well in preparation for a logging run, the well took a gas kick.

Current operations are to continue circulation to condition mud and control the well prior to running electric logs and setting a 7 5/8 inch liner in the well to the planned interim casing point of 11,000 feet.

A tabular summary of all shows reported in the well to date follows:

Mudlog Show Interval	Gross Interval	Maximum Gas Recorded
9,310 - 9,455 feet	145 feet	850 units
9,735 - 9,745 feet	10 feet	200 units
10,200 – 10,260 feet	60 feet	260 units
10,485 – 10,750 feet	265 feet	425 units

These show intervals are in the intermediate section of the wellbore and were not specifically targeted given the primary purpose of the well was to evaluate the deeper objectives described below. Further evaluation of these shows is required prior to inferring any commercial significance. Results of electric logging are expected in the next 24 - 48 hours.

Once a 7 5/8 inch liner is run to 11,000 feet, the forward plan is to drill ahead to evaluate three deeper objectives between 12,000 and 13,500 feet. These objectives are defined by 3D seismic tied into **three nearby producing wells that are presently producing at an impressive combined rate of 32 million cubic feet of gas per day providing good evidence that the current test well has high impact potential.** AVO amplitude anomalies are very obvious on the seismic data, possibly indicating gas charged reservoir objectives.

The nearby wells are owned and operated by Esenjay Exploration Inc, part of the Santos group of companies. Further information on the Welder Ranch area can also be found in a transcript of an interview conducted during the week with the CEO of US based Dune Energy, Inc, the project originator, at the following link: www.twst.com/ceos/ABA610.htm

The Vaquero #1 well is located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR is participating in a 14,000 foot test of the three objectives within the pressured Middle Wilcox formation that have been independently appraised as having probable recoverable reserves of approximately 39 Billion cubic feet of gas and 1.4 million barrels of oil.

The initial well, the Vaquero #1, is being drilled using Nabors Drilling Land Rig 520 and is being operated by Vaquero Oil and Gas of Houston, Texas. Target depth is anticipated within approximately 10 days.

Additional wells may be required to drain the entire structure (at deeper objective level). A pipeline is located less than 3,000 feet from the drill site, providing excellent logistics for early sales. Provided the project is successful payout is expected within 6 months.

FAR's participation in the Welder Ranch deep gas prospect is made more attractive by virtue of fact that a 17,000 foot test well is being drilled concurrently by another operator at a location outside (but in close proximity to) the acreage in which FAR is earning an interest. Should that well prove successful, then an adjacent offsetting well would most likely proceed on FAR's adjoining acreage.

Under the terms of the agreement FAR will pay 11.25 percent of the drilling and completion cost of the first well (the Vaquero #1) to earn a 9 percent working interest in all wells drilled within the area of mutual interest. FAR is the only ASX listed entity participating in the project with other interests held by North American entities. The well is estimated to cost US$2.7 million.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 15, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
15 Febuary 2005 – (ASX Announcement & Media Release – Welder Ranch Project Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

15 February 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

WELDER RANCH WELL AT INTERIM LOGGING POINT

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

During the last 24 hours, the Vaquero #1 well at Welder Ranch reached the planned interim casing point of 11,000 feet and is preparing to run electric logs prior to setting a 7 5/8 inch liner in the well.

Additional gas shows have been recorded on mudlogs while drilling between the last reported depth of 10,135 feet and present depth of 11,000 feet. A tabular summary of all shows reported in the well to date follows:

Mudlog Show Interval	Gross Interval	Maximum Gas Recorded
9,310 - 9,455 feet	145 feet	850 units
9,735 - 9,745 feet	10 feet	200 units
10,200 – 10,260 feet	60 feet	260 units
10,485 – 10,750 feet	265 feet	425 units

These show intervals are in the intermediate section of the wellbore and were not specifically targeted given the primary purpose of the well was to evaluate the deeper objectives described below. Further evaluation of these shows is required prior to inferring any commercial significance. Results of electric logging are expected in the next 24 - 48 hours.

Once casing is run to 11,000 feet, the forward plan is to drill ahead to evaluate three deeper objectives between 12,000 and 13,500 feet. These objectives are defined by 3D seismic tied into **three nearby producing wells that are presently producing at an impressive combined rate of 32 million cubic feet of gas per day providing good evidence that the current test well has high impact potential.** AVO amplitude anomalies are very obvious on the seismic data, possibly indicating gas charged reservoir objectives.

The nearby wells are owned and operated by Esenjay Exploration Inc, part of the Santos group of companies. Further information on the Welder Ranch area can also be found in a transcript of an interview conducted during the week with the CEO of US based Dune Energy, Inc, the project originator, at the following link: www.twst.com/ceos/ABA610.htm

The Vaquero #1 well is located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR is participating in a 14,000 foot test of the three objectives within the pressured Middle Wilcox formation that have been independently appraised as having probable recoverable reserves of approximately 39 Billion cubic feet of gas and 1.4 million barrels of oil.

The initial well, the Vaquero #1, is being drilled using Nabors Drilling Land Rig 520 and is being operated by Vaquero Oil and Gas of Houston, Texas. Target depth is anticipated within approximately 10 days.

Additional wells may be required to drain the entire structure (at deeper objective level). A pipeline is located less than 3,000 feet from the drill site, providing excellent logistics for early sales. Provided the project is successful payout is expected within 6 months.

FAR's participation in the Welder Ranch deep gas prospect is made more attractive by virtue of fact that a 17,000 foot test well is being drilled concurrently by another operator at a location outside (but in close proximity to) the acreage in which FAR is earning an interest. Should that well prove successful, then an adjacent offsetting well would most likely proceed on FAR's adjoining acreage.

Under the terms of the agreement FAR will pay 11.25 percent of the drilling and completion cost of the first well (the Vaquero #1) to earn a 9 percent working interest in all wells drilled within the area of mutual interest. FAR is the only ASX listed entity participating in the project with other interests held by North American entities. The well is estimated to cost US$2.7 million.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au